SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 20, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications announces negotiations with Cellcom re potential fiber infrastructure deployment and right of use agreement

PARTNER COMMUNICATIONS ANNOUNCES
NEGOTIATIONS WITH CELLCOM RE POTENTIAL FIBER
INFRASTRUCTURE DEPLOYMENT AND RIGHT OF USE AGREEMENT

ROSH HA'AYIN, Israel, November 20, 2017 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the Company is holding negotiations with Cellcom Israel Ltd. ("Cellcom"), another Israeli telecommunications operator, regarding a potential long term cooperation agreement, for the deployment of a fiber optics infrastructure by both companies, whereby each party will be entitled to purchase from time to time, as per its needs and at its sole discretion, fiber optic infrastructure services (including Indefeasible Right of Use - IRU) from the other party's present and/or future fiber optics infrastructure in order to connect residential buildings throughout Israel ("Agreement"). The Agreement, if concluded and executed, will allow the companies to avoid duplicated future deployment, as well as allow the Company to accelerate the deployment rollout of the fiber optics infrastructure while reducing costs and improving its ability to provide quality services, for the benefit of the customers and the competition in the telecommunications market. At the same time, the Company is exploring other alternatives to accelerate its deployment of fiber infrastructure. The finalization of the Agreement is subject to further negotiations between the parties and if concluded, the execution of the Agreement will be subject to the required regulatory approvals.

Forward Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", "goal", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements include the Company's expectations regarding the acceleration of the Company's deployment rollout of the fiber optics infrastructure, the reduction of costs and improvement of the Company's ability to provide quality services. These statements are subject to risks, uncertainties and assumptions, including: (i) the uncertainty as to whether the negotiations will be concluded; (ii) that the required regulatory approvals will be received; (iii) that the Agreement will be executed; and (iv) that the Company will avoid duplicate future deployment. Furthermore, the effect of the Agreement on the Company's results of operations, if concluded and executed, is subject to the actual cooperation executed.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. David (Dudu) Mizrahi Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ David (Dudu) Mizrahi
Name:	David (Dudu) Mizrahi
Title:	Chief Financial Officer

Dated: November 20, 2017